Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

On October 19, 2015, Suncor Energy Inc. first used or made available the following communications:

1.	Communication first made available by a post on Twitter on October 19, 2015;

2.	News Release, dated October 19, 2015.

(Materials begin on the following page)

Exhibit 1

Explanatory Note: The following communication was first made available by a post on Twitter on October 19, 2015.

Tweet: News release: Suncor Energy comments on Canadian Oil Sands’ Circular [link to http://www.suncor.com/en/newsroom/5441.aspx?id=1993900]

NOTICE TO U.S. HOLDERS

The offer (“Offer”) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares (“Shares”) in Canadian Oil Sands Limited (“COS”) and the acquisition of Suncor Energy Inc. (“Suncor”) common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, which includes the documents related to the Offer, with the SEC in respect of the Offer. This communication is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including Suncor’s belief that it is: (i) a financially stronger, more diversified and stable company that has considerable upside potential in a rising price environment, and (ii) a company that can also deliver significant value should oil prices stay lower for an extended period of time; the expectation that Suncor is better positioned to provide shareholders with value in the near and long term; Suncor’s belief that COS has limited ability to enhance shareholder value; Suncor’s expectation that its executive management has the capacity, experience and operational flexibility to seize opportunities; Suncor’s belief that COS’ recommendation relies almost entirely on hopes for a near-term oil price recovery, while ignoring certain negative impacts; and statements about the Offer, including that Suncor’s Offer period is sufficient. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this communication.

Exhibit 2

Explanatory Note: News Release, dated October 19, 2015.

News Release

FOR IMMEDIATE RELEASE

Suncor Energy comments on Canadian Oil Sands’ Circular

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Oct. 19, 2015) – Suncor Energy today commented on the Directors’ Circular issued by Canadian Oil Sands Limited (“COS” TSX Symbol “COS”), which recommends that COS shareholders not tender to Suncor’s $4.3 billion Offer to acquire all of the outstanding shares of COS for a consideration of 0.25 of a Suncor share per COS share.

“We encourage Canadian Oil Sands shareholders to determine for themselves whether our Offer is in their best interests,” said Steve Williams, Suncor’s president and chief executive officer. “There is nothing in the COS Directors’ Circular nor in the conference call comments this morning that detract from the strength of our compelling Offer. Our Offer reflects the new business reality, and when proposed, included a substantial price premium of 43% and a dividend increase of 45%. It also represents an opportunity for investment in a financially stronger, more diversified and stable company that has considerable upside potential in a rising price environment, but can also deliver significant value should oil prices stay lower for longer.”

Suncor urges COS shareholders to consider the following points as they review the COS Circular.

•	Suncor has a superior track record of creating shareholder value.

–	Five-Year Total Shareholder Returns: Over the past five years to October 2, 2015, the last trading day prior to the announcement of the Offer, Suncor has delivered total shareholder returns (including dividends) of 15%, compared to a total return of -69% for COS.

–	Dividends: Suncor has delivered 13 years of consecutive annual dividend increases. From September 2010 to September 2015, Suncor’s dividend has grown by 190%, while COS’ dividend has decreased by 90%.

–	Share buybacks: Since 2011, Suncor has returned $5.3 billion to shareholders through share repurchases, amounting to a reduction of 10% of the shares outstanding; during this period, COS has diluted its shareholders and never conducted a buyback.

–	Production growth: Suncor has increased oil sands production at a compound annual growth rate of 10% since 2012, while COS’ production has declined by 5%.

•	Suncor is better positioned to provide shareholders with value in the near and long term Suncor’s Offer is structured as a share exchange, providing COS shareholders with continued exposure to an increase in commodity prices. Suncor has demonstrated operational excellence across a diversified asset base and the benefits of an integrated strategy which has enabled it to continue creating and delivering value through the oil price cycle. For an up to date comparison, we would encourage shareholders to review our Q3 2015 results, when they are available later this month.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	COS has limited ability to enhance shareholder value – Suncor has a proven ability to generate value for shareholders through its integrated business model. Suncor’s executive management has the capability, experience and operational flexibility to seize opportunities and enhance value by responding to changing business conditions. By contrast, COS’ business relies entirely on the performance of Syncrude, a single asset over which it has no operating control. As such, COS has limited ability to create value, particularly given ongoing operational challenges at Syncrude.

•	COS relies on hopes for a near-term oil price recovery – Suncor is highly-levered to a rising oil price, and is well-positioned to create value if prices do not recover for an extended period of time. COS’ recommendation relies almost entirely on hopes for a near-term oil price recovery, while appearing to ignore the negative impacts on COS shareholders of the company’s high debt load, further declines in the oil price, or a prolonged period at current price levels. By accepting Suncor’s offer, COS shareholders will receive an immediate premium for their shares, plus dividends at the higher rate paid by Suncor in the interim.

•	Suncor’s Offer period is more than sufficient – Suncor’s Offer respects the permitted bid terms that COS put in place in 2010 and that were reconfirmed by COS’ directors and shareholders in April 2013. Taken together, the 209-day period following Suncor’s initial Offer to COS’ Board chair and president and chief executive officer, and this 60-day offer term, amount to 269 days – an ample period for COS to consider ways to improve shareholder value. Suncor believes COS’ implementation of a 120 day shareholder rights plan is an inappropriate defensive tactic. Moreover, Suncor believes that COS shareholders should have the right to determine for themselves if the Suncor Offer is their best alternative.

About Suncor’s Offer for COS

For more information about Suncor’s Offer for COS, visit

http://www.suncorofferforcanadianoilsands.com/?linkid=hcos_suncor

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Suncor has also engaged J.P. Morgan Securities LLC and CIBC World Markets Inc. to act as financial advisors and soliciting dealer managers in connection with this Offer.

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including Suncor’s belief that it is: (i) a financially stronger, more diversified and stable company that has considerable upside potential in a rising price environment, and (ii) a company that can also deliver significant value should oil prices stay lower for an extended period of time; the expectation that Suncor is better positioned to provide shareholders with value in the near and long term; Suncor’s belief that COS has limited ability to enhance shareholder value; Suncor’s expectation that its executive management has the capacity, experience and operational flexibility to seize opportunities; Suncor’s belief that COS’ recommendation relies almost entirely on hopes for a near-term oil price recovery, while ignoring certain negative impacts; and statements about the Offer, including that Suncor’s Offer period is sufficient. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com